UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

Minefinders to Release Year End Financial Results on March 29, 2005

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (TSE: MFL / AMEX: MFN) will release its 2004 year financial and operating results after the close of trading on March 29, 2005. Mark Bailey, President and Chief Executive Officer of the company, will host a conference call to discuss the results on Thursday, March 31, 2005 at 9:00am (PST).

Participants may access the Minefinders’ conference call by dialing 1-(800)-769-8320 (North America), (800) 4222-8835 (International) and (416) 695-9753 in the Toronto area. When calling in please request access to the “Minefinders Corporation Ltd., 2004 year-end results conference call” with reservation number T558181M.

A replay of the conference call will be available until April 7, 2005 by dialing (416) 695-5797 or 1-(877)-244-9049, pin number 8181.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date	March 24, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director